EXHIBIT 99.1

Till Capital Announces Board and Executive Changes

HAMILTON, Bermuda, Sept. 2, 2015 (GLOBE NEWSWIRE) -- Till Capital Ltd. (NASDAQ:TIL) (TSX.V:TIL) (the "Company" or "Till"), a Bermuda domiciled company announces that, as a natural consequence of its increasing focus on its investment-driven reinsurance/insurance businesses, William M. Sheriff has resigned as Chairman and Chief Executive Officer ("CEO") of the Company and from all of his board and executive positions with Till and all of its wholly-owned subsidiaries, as of September 1, 2015, to focus his attention on mining and other resource-based opportunities external to Till. The Company desires to exit its involvement in the resource sector, with the corresponding financial commitments, and to devote its future efforts and attention to its reinsurance/insurance businesses. The Company and Mr. Sheriff mutually agree that this step is in their respective best interests. The Company thanks Mr. Sheriff for his service and his efforts in advancing and transitioning the Company, and wishes him all the best in his future endeavors.

Following Mr. Sheriff's resignations, he and the Company have entered into a separation agreement that provides the following:

  In lieu of any cash severance payment that Mr. Sheriff is entitled to under his employment contract, he will receive 7,100,000 shares of Golden Predator (TSX.V:GPY), representing approximately 22% of the outstanding Golden Predator shares that are held by the Company's wholly-owned subsidiary Resource Re Ltd.

  The Company has granted Mr. Sheriff two assignable options, each with a term of 18 months, to purchase the balance of the Company's 11,812,154 Golden Predator shares. The first option is to purchase up to 5,500,000 of the Company's Golden Predator shares according to a staggered schedule and price as follows: a) if exercised by September 30, 2015, at $0.11 CDN per share, b) if exercised by October 31, 2015, at $0.12 CDN per share, c) if exercised by November 30, 2015, at $0.13 CDN per share, d) if exercised by December 23, 2015, at $0.14 CDN per share, e) if exercised after December 23, 2015, at $0.15 CDN per share. The second option is to purchase up to 6,312,154 of the Company's Golden Predator shares at $0.15 CDN per share. The Company can accelerate the expiry of either option to a date 45 days after it gives notice to the holder at any time after the 10-day volume-weighted average price ("VWAP") of the Golden Predator shares is at or above $0.25 CDN per share.

  Mr. Sheriff has agreed to the immediate termination of all of his options to acquire Company shares.

  Mr. Sheriff has agreed to sell all of the shares of the Company that he currently holds that are not subject to any escrow, consisting of approximately 90,000 shares, to a current Till shareholder who is not an insider of the Company at a price of US $3.76 per share.

Till also announces that it has renegotiated the terms of a Promissory Note from Golden Predator (the "Note") that it currently holds, to require payment in cash only, removing Golden Predator's current right to pay with shares of Golden Predator valued at $0.35 CDN per share, and securing repayment of the note against Golden Predator's Brewery Creek and 3 Aces properties. In return for these changes, the Company has agreed to: (a) an extended repayment schedule, with the first payment due to the Company on June 1, 2016, and consisting of $500,000 CDN, plus any then-outstanding accounts payable owed by Golden Predator to the Company, plus accrued interest, and with subsequent annual payments of principal plus accrued interest extending to June 1, 2019; (b) a transfer to Golden Predator of the Company's 0.5% net smelter royalty ("NSR") on Golden Predator's Brewery Creek property and its 1% NSR on Golden Predator's Sonora Gulch property; and (c) for a period of 18 months vote in favor of management's slate of directors for the Golden Predator Board and not exercise its voting rights in regard to any financing(s) of Golden Predator. The Company also has withdrawn its previously submitted slate of director candidates for the annual general meeting of Golden Predator scheduled for September 4, 2015. The renegotiated terms of this Note are in keeping with the Company's desire to exit the resource sector by requiring payment in cash rather than in shares of Golden Predator and by transferring these royalties to Golden Predator.

The foregoing transactions were negotiated on behalf of the Company by a special committee of its Board of Directors (the "Board") comprised of two of the Company's independent Directors, and were reviewed and unanimously approved by the Board's Compensation Committee as well as the entire Board (which no longer included Mr. Sheriff due to his resignation). The Board considers the foregoing transactions to be fully in accord with the Company's longer-term goals and objectives with respect to its focus on its reinsurance/insurance businesses.

The Board has appointed Mr. William A. Lupien, a Director of the Company and its Chief Investment Officer, to serve as Interim CEO of the Company while it pursues the recruitment of a CEO having a strong reinsurance/insurance background. For over 50 years, Mr. Lupien has been an innovator in the public financial markets. His career in the securities business began at the California-based brokerage firm of Mitchum, Jones & Templeton, Inc. in 1965, where he later served as President and a board member. In 1983, as CEO and Chairman of Instinet Corporation, he successfully expanded the market reach of the world's first electronic stock trading system. As Chairman and CEO of OptiMark Technologies Inc., he co-invented the OptiMark trading system, designed for stock markets around the world. From 2005 to 2014, he served as the General Partner and investment manager of Kudu Partners LP. He has served since inception as Chief Investment Officer of Till Management Company, a wholly-owned subsidiary of Till. Mr. Lupien's board experience includes Chairman of Instinet (1983 - 1989), MJT (1989 - 1996), and OptiMark US Equities Inc. (1996 - 2001), and Director of National Health Enterprises Inc., Interdyne Inc., Energy Metals Corp., Gold One International Ltd., Uranium One Inc., and Midway Gold Corp. He is a graduate of San Diego State University with dual degrees in Marketing and Finance. His full bio is available on the Company's web site.

The Company further announces that Director Joseph Taussig has resigned from the Board so that he may focus his attention on the previously announced engagement agreement to find a strategic investor for the Company's reinsurance/insurance businesses. The July 10, 2015 announcement of this engagement agreement is available on the Company's web site, and provides for a proposed minimum investment of US$50 million by the strategic investor. "I look forward to being able to devote more time to obtaining a strategic investor for Till, without the added responsibilities of a Board membership" said Mr. Taussig. In parallel with Mr. Taussig's efforts, the Company is investigating strategic alternatives for its current portfolio of resource sector investments, including the possibility of spinning out these investments into a separate entity.

Till also announces that Director Alan S. Danson has been elected non-executive Chairman of the Board. Mr. Danson has extensive experience as a board member of a variety of public and private companies, including 19 years as an independent director of a family of mutual funds, where he also served as Chairman of the Board. During his career, he worked as an attorney in a Wall Street law firm, an investment banker on Wall Street, an investment manager and investment banker in Mexico City, a partner in a venture capital firm in Denver and an entrepreneurial manager in Colorado. He worked in the past in a start-up venture with fellow Director Roger M. Loeb and served on the board of OptiMark Technologies, Inc. with fellow Directors William A. Lupien and John T. Rickard. His full bio is available on the Company's web site.

With the resignations of Messrs. Sheriff and Taussig, the Till Board will consist of five directors, three of whom—Alan S. Danson, Wayne Kauth, and Roger M. Loeb—are independent directors under the applicable independence standards of Canadian securities legislation and NASDAQ, and the other two, William A. Lupien and John T. Rickard, are not independent directors under the applicable independence standards.

Reported by:

John T. Rickard
Director

Till Capital Ltd.

Till Capital Ltd. is a Bermuda-domiciled company with two wholly-owned subsidiaries, Omega Insurance Holdings Inc. and Resource Re Ltd. Omega Insurance Holdings Inc. owns Omega General Insurance Company, a Canadian insurance company offering innovative and customized insurance industry solutions, including fronting and run-off services for insurers/reinsurers, within the Canadian marketplace. Omega Insurance Holdings Inc. also operates Focus Group Inc., a consulting and project management company servicing the local and international needs of its Property Casualty Insurance clients. Resource Re Ltd. is a Bermuda-domiciled reinsurance company regulated by the Bermuda Monetary Authority with a Class 3A insurance license directed to underwrite reinsurance policies within a long term investment strategy. Through its regulated subsidiaries, the Company has been structured to produce underwriting profits as well as above average returns on assets under management.

Cautionary Note

At this time, the Company has no current plans to provide earnings guidance due to the volatility of investment returns.

The Till Capital shares are restricted voting shares, whereby no single shareholder of Till Capital is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the "9.9% Restriction"). However, if any one shareholder of Till Capital beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, and generally can be identified by phrases such as "plan", "except", "project", "intend", "believe", "anticipate", "estimate", "will", "could" and other similar words, or statements that certain events or conditions "may" occur.   Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, Till Capital assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change.

CONTACT: For additional information:
         Till Capital Ltd.
         Monique Hayes
         (208) 699-6097
         info@tillcap.com
         www.tillcap.com